Mail Stop 3561

August 1, 2008

Mirosław Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
ul. Garbary 57, 61-758
Poznań, Poland

> **Re: Sunset Suits Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2008**
> **File No. 333-152149**

Dear Mr. Kranik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based on the first sentence under your logo on the cover page of the prospectus and on the last sentence of the "Plan of Distribution" section, it appears that your common stock will be offered on a delayed or continuous basis. As it appears that Rule 415 under the Securities Act of 1933 is applicable to your transaction, please check the appropriate box on the cover page of the registration statement, and, to the extent necessary, revise your registration statement accordingly. See Form S-1.

2.   Please define "EIU" and other acronyms the first time you use them in the prospectus. Also, please provide a brief description in the prospectus of Gfk Polonia and any other entity on which you rely for statistical information.

3.   Please revise the cover page to briefly describe the factors considered in setting the price at $3.12. We note the reference to "last private sales price" in the footnotes to the calculation of registration fee table. See Item 505 of Regulation S-K and Item 5 of Form S-1.

Back Cover Page of Prospectus

4.   Please provide the disclosure required by Item 502(b) of Regulation S-K. See Item 2 of Form S-1.

Summary

5.   Please revise to disclose the approximate value of the 17 additional stores to be transferred to the registrant for "nominal consideration." Please clarify the other material terms of the arrangement and briefly explain why the stores will not be acquired for value.

Risk Factors, page 8

6.   In your second risk factor, you state that your "substantial indebtedness could have important consequences, including . . . placing us at a competitive disadvantage compared to our less leveraged customers." Please explain to us how "less leveraged customers" could affect you.

7.   Please add a separate risk factor for "the past due social security obligations of Mirosław Kranik, for which Sunset Suits, Fashion Service and Mirosław Kranik are jointly and severally liable."

8.   Please revise the first risk factor on page nine to identify the "certain assets."

9.   We note the following disclosure on page 1 of the prospectus: "Because we concentrate on men's business attire, which is characterized by infrequent and more predictable fashion changes, we believe that we are not as exposed to trends typical of more fashion-forward apparel retailers, where significant markdowns and promotional pricing are more common." Please reconcile your risk factor on page 11, "We may not be able to respond to changing fashion and retail trends in a timely manner . . .," with your disclosure on page 1.

Market for Common Equity and Related Stockholder Matters, page 15

10.   Please provide the disclosure required by Instruction 3 to Item 201 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 16

Overview, page 16

11.   The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

12.   Your disclosures indicate your primary focus during 2006 and 2007 has been to increase sales of apparel. Please expand this discussion to describe the company's decrease in sales outlets over the past two years, as noted in your first risk factor at page 8. Reconcile this decrease in sales outlets with the significant growth experienced in the Polish clothing marketing that you referenced in the

second bullet under "Principal Factors Affecting Our Financial Performance" on page 16.

Principal Factors Affecting Our Financial Performance, page 16

13.   We note that you have entered into an agreement to acquire 17 additional retail stores outside of Poland. Related to this planned acquisition of stores from your significant stockholder and chief executive officer, please address the following:

a)   Expand your disclosures to describe the amount of nominal consideration you expect to pay to Mr. Kranik.

b)   Describe for us the background of these stores, including how they were developed and what products they market.

c)   Tell us whether the 17 additional retail stores have been included in your combined consolidated financial statements.

d)   Explain to us how you considered the provisions of FIN 46R in determining whether you should consolidate the 17 stores.

e)   Tell us if Mr. Kranik owns other stores that are not consolidated by Sunset Suits for which Sunset Suits Holdings, Inc. and its subsidiaries participate in the stores' economic performances. Tell us whether Sunset Suits Holdings or any of its predecessor companies have made payments to or on behalf of any non-consolidated stores or businesses.

f)   If you conclude that you should not consolidate the stores under US GAAP, provide pro forma financial statements in accordance with Article 11 of Regulation S-X to the extent the acquisition is significant. Provide us with your analysis of the significance of the acquisition under Rule 1-02(w) of Regulation S-X.

Results of Operations, page 16

14.   Please revise your discussion of prior period financial results to better explain the underlying effects of period to period fluctuations in each caption noted. For example, you indicate that 60% of the year over year increase in revenues from fiscal year 2006 to 2007 is attributable to the value of the PLN compared to the

USD, while the remaining 40% of the increase results from an increase in total sales. Enhance your disclosures to describe the underlying reasons why sales increased year over year from fiscal 2006 to 2007. In addition, provide analysis for the improved gross margins from fiscal 2006 to 2007, and the corresponding deterioration of such margins in first quarter 2008. Analyze your revenues and gross margin by segment (i.e., Wholesale and Retail). To the extent you have provided rationale for a fluctuation, please quantify the impact of such amount. For example, you indicate that the increase in administrative costs is partially the result of an aggregate increase in management compensation; however, no quantitative measure of such partial impact is provided. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 19

15.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

16.   Please revise to disclose any material failures to repay debt or meet the company's obligations as they become due. We note, for example, "overdue principal USD 33,252.80" in Exhibit 10.8 and what appears to reference a previous "failure to repay the debt in the installments and at the times specified …" in Exhibit 10.9.

Financing Activities, page 20

17.   We note that you plan to pay down your debt in the near future. Please disclose how much debt you intend to re-pay and how you plan to generate the funds to make the payment.

18.   We note on page 20 that you believe your currently available working capital, after receiving the aggregate proceeds of your capital raising activities, should be adequate to sustain your operations at your current levels through at least the next twelve months. We further note on page F-3 that your current liabilities exceed

current assets by $17,660 thousand and you received proceeds from the May 21, 2008, private placement of only $13,432 thousand. Additionally, you did not generate positive cash flows from operations during the three months ended March 31, 2008. In light of your working capital deficit and negative cash flows from operations, please discuss in your MD&A the reasons why you believe that you have adequate working capital to sustain your operations for the next twelve months.

Loan Facilities, page 20

19.   Please disclose the total outstanding loan balance in U.S. dollars as of the most recent practicable date. Also, please revise to briefly describe material terms of the agreements, such as undertakings with respect to minimum working capital, fixed assets or equity levels, encumbrances, and guarantees from individuals.

20.   We note the statement on pages F-17 and F-36 that you have "no credit facilities." We also note the discussion of your credit facilities on page 19 and elsewhere. Please revise to reconcile the apparent inconsistency.

Obligations Under Material Contracts, page 22

21.   We note that you paid HFG a fee of $555 thousand. Please expand your MD&A to describe where you presented the fee in your consolidated statements of operations.

Our Corporate History, page 27

22.   Please revise to provide a graphical description of the ownership structure of the company demonstrating the ownership of holding companies and the interests of original and subsequent shareholders, such as Halter's 80% interest and the 455 creditors' 20% interest in the public shell company.

23.   In this regard, please revise the first paragraph under "Acquisition of Sunset Suits and Related Financing" on page 28, the summary, and where appropriate to clarify the ownership of the different blocks of "former stockholders," Halter

Financial, and the private placement investors. For example, it is unclear if the 49% refers to the 455 holders of unsecured debt, original stockholders of the operating entity, or the investors in the $16 million private placement.

Acquisition of Sunset Suits and Related Financing, page 28

24.   We note in the first paragraph of page 29 that you are under contractual obligation to register the shares of your common stock within a pre-defined period. Please describe this contractual obligation in more detail. In this regard, describe the pre-defined period and the penalties to you if you fail to register the shares within the pre-defined period. Disclose in the footnotes to your financial statements any registration rights agreements, and provide the disclosures set forth in paragraphs 12 of FSP EITF 00-19-2 to the extent applicable.

Our Business, page 29

Our Competition, page 31

25.   In your disclosures included under the caption 'Sales and Marketing' you indicate the company operates in the medium price sector, or the 'lower-medium' segment. The majority of your competition described at page 31 and included in the table at pages 32-33 is comprised of designers and distributors of men's formal clothing operating in the medium or upper price segment. Please add disclosure to describe why you believe these entities represent your most significant competition, given the differing price points in which you operate.

Properties, page 36

26.   Please revise this section to reflect the number of retail sales outlets in Poland as of May 31, 2008, which you state on page 1 of the prospectus.

Regulation, page 38

27.   We note the following statement: "Our current business operations are not subject to any material regulations other than those relating to Polish labor and

occupational safety regulations." Please provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K.

Our Employees, page 38

28.   Please disclose the total number of employees, in addition to the number of full time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Management, page 39

29.   Please provide the disclosure required by Item 401(e)(1) of Regulation S-K for Bogdan Zegar; we note that the period from December 2005 to May 2006 is not addressed.

Executive Compensation, page 40

Summary Compensation Table – 2007 and 2006, page 40

30.   We note your statements in the second and third footnotes to the table regarding the "annual, long term and other compensation shown in this table." Please tell us which part of your tabular disclosure shows annual, long term and other compensation, or revise your footnote or tabular disclosure accordingly.

Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence, page 41

31.   We note the following statement:

>   The following includes a summary of transactions since the beginning of the 2007 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation").

Please revise this section to provide information for the time period specified in Instruction 2 to Item 404(d) of Regulation S-K. In this regard, we note, for example, the stock purchase and transfer agreements with Mr. Kranik, Exhibits 10.4 and 10.5.

32.   Please revise this section so that it fully complies with Item 404(a) of Regulation S-K. See Item 404(d)(1) of Regulation S-K.

Promoters and Certain Control Persons, page 42

33.   With a view to disclosure, provide an analysis regarding Timothy Halter's status as a promoter and control person within the last five years.

Principal and Selling Stockholders, page 42

34.   Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Description of Capital Stock, page 49

35.   Please remove the statement: "All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable."

Experts, page 54

36.   We note that you refer to the "financial statements of Sunset Suits." We also note that on page 5 you define the term "Sunset Suits" as your wholly owned subsidiary Sunset Suits S.A. Please revise this section so that it is consistent with Exhibit 23.1 to the registration statement.

Sunset Suits S.A.
Fashion Services SP. Z O.O.
Sunset Suits Men's Fashion – Moda Meska

US GAAP Combined Financial Statements

For the Three Months Ended March 31, 2008, page F-2

37.   Indicate on the face of the financial statements which periods are unaudited.

Combined Balance Sheets, page F-3

38.   Please tell us how your change in accounts receivable from December 31, 2007 to
        March 31, 2008 is reflected in your Statement of Cash Flows. If the company
        incurred significant bad debt expenses, please enhance your disclosures to
        describe such circumstances.

Note 1. Organization and Basis of Preparation of Financial Statements

Principles of Combination, page F-8

39.   It appears that the financial statements of Sunset Suits should be consolidated, not
        combined, with the financial statements of Fashion Service and Men's Fashion for
        all periods presented, as Sunset Suits gained control over Fashion Service and
        Men's Fashion on February 3, 2007 and January 28, 2008, respectively, through
        its share issuances to Mr. Kranik. In other words, the presentation of historical
        financial statements of the operating entities after a series of recapitalizations
        should still be considered a consolidated presentation. Please note paragraphs
        D11-D14 of SFAS 141 and revise your disclosures at Note 1 accordingly. While
        the provisions of SFAS 141 do not consider the transfer of net assets between
        entities under common control to be a business combination, the guidance set
        forth in paragraphs D11-D14 of SFAS 141 apply. Eliminate references to APB
        16.

40.   We note your statement that you present the financial statements in conformity
        with US GAAP with one justified departure from GAAP concerning recognition
        of tangible and intangible fixed assets at deemed cost. Please revise your

document to provide financial statements that contain no departures from U.S. GAAP. Refer to Rule 4-01(a)(1) of Regulation S-X for additional guidance. Provide the disclosures set forth in paragraph 26 of SFAS 154 to the extent applicable.

Note 9. Income and Other Tax Payables, page F-15

41.   We note your disclosures in the final paragraph of Note 9 describing the Health Care Chamber decision dated May 12, 2008. Confirm that the health care tax payable of $3,173 thousand is recorded as a liability on December 31, 2008, but not on March 31, 2008. It appears to us that the liability has not been extinguished for financial reporting purposes despite the decisions of the Health Care Chamber. Tell us why the liability does not remain attributable to you, and thus, should not be included in the combined financial statements. Please cite any applicable guidance upon which you have relied in determining the accounting treatment for the liability, and include in your response, your considerations of paragraph 16 of SFAS 140.

Note 16. Shareholders' Equity, page F-18

42.   We note your transaction on May 2, 2008 in which Sunset Suits S.A. assumed control of ten saloons that were previously under the legal control of Sunset Suits Men's Fashion. Please tell us why you have recognized this transaction in the financial statements, as the transaction appears to be inter-company in nature in the combined financial statements. Please remove the December 31, 2007 credit to retained earnings, and the corresponding December 31, 2007 debit, along with the March 31, 2008 debit to retained earnings, and the March 31, 2008 credit to accounts payable. Alternatively, advise us of the specific guidance upon which you have relied in accounting for the transaction.

US GAAP Combined Financial Statements, page F-21

For the Years Ended December 31, 2007 and 2006

43.   For any changes made to your financial statements for the years ended December 31, 2007 and 2006, please make corresponding changes to your interim financial statements, and vice versa.

Report of Independent Registered Public Accounting Firm, page F-22

44.   Section 1000.08(n), Audit Firm Obligations with Respect to the Policies and Procedures of Correspondent Firms and of Other Members of International Firms or International Associations of Firms, of the PCAOB's Interim Quality Control Standards requires SECPS member firms to seek adoption of the procedures set forth in Appendix K of the AICPA's Practice Section Reference Manual. Please tell us the name and contact number of your U.S. GAAP filing reviewer, as described in Appendix K. You may find the applicable guidance at the following link:
http://www.pcaobus.org/Standards/Interim_Standards/Quality_Control_Standards/SECPS_1000.08_Appendicies_bookmarks.pdf#nameddest=k.

Combined Balance Sheets, page F-23

45.   Please provide footnote disclosure describing the substantial decline in your accounts receivable balance from December 31, 2006 to December 31, 2007. Explain any significant write-off's incurred in fiscal 2007, and the corresponding line item to which they were charged on the Statements of Operations. Also, tell us how your change in accounts receivable flows through your Statements of Cash Flow for fiscal 2007.

Combined Cash Flow, page F-26

46.   Please confirm to us that there were no non-cash investing and financing transactions, or disclose such transactions pursuant to paragraph 32 of SFAS 95.

Note 2. Summary of Accounting Policies, page F-28

Revenue Recognition, page F-30

47.   We note your wholesale sales are recognized either when products are shipped or upon acceptance by your customers. Please expand your disclosures to further describe the differing treatment for recognition and how you achieve cut-off by verifying customer acceptance in the event revenue is not recognized upon shipment. Clarify whether there is any difference between recognizing revenue when products are shipped compared to recognizing revenue when products are delivered. Tell us whether if you have recorded any sales incentives or other such items that partially reimburse your wholesalers for the cost of any promotion. Disclose your policy with regards to sales returns.

Shipping and handling cost, page F-31

48.   Please disclose the amount of shipping handling costs included in selling expenses for each period presented.

Note 6. Property, Plant and Equipment, page F-33

49.   We note that you depreciate your leasehold improvements over 5 to 20 years. This period appears to exceed the life of your operating leases on your properties of 1 to 10 years, as disclosed on page F-38. Please tell us why you do not depreciate the leasehold improvements over the shorter of the improvements' economic lives or lease terms. Explain to us how you considered the guidance in paragraph 11(b) of SFAS 13 and EITF 05-06 in determining the amortization period for your leasehold improvements. Your response should address why lease renewals, if any, covering the 20 year period are reasonably assured.

Note 9. Income and Other Tax Payables, page F-35

50.   Please revise your disclosures to include the specific due dates for both the overdue value added tax payable and the overdue social insurance tax, as agreed to with the Polish Tax Office and Polish Social Insurance Office, respectively.

51.   It appears that you present valuation allowances as a deferred tax asset rather than a reduction of deferred tax assets. Please clarify for us how your presentation complies with the provisions of paragraph 17.e. of SFAS 109.

Note 13. Long-Term Debt, page F-17

52.   We note that your notes contain certain covenants. Please tell us if any of the covenants are financial in nature.

Note 15. Commitments and Contingencies, page F-38

Troubled Debt Restructuring, page F-38

53.   As a result of your bank settlements, we note that part of your defaulted interest was suspended. Tell us if this amount is now accrued on your balance sheet and explain why management is of the opinion that there is no risk of breaching the bank settlement agreement. Describe for us the conditions that could result in a breach of the settlements.

Operating Leases, page F-38

54.   Please revise your disclosures describing operating leases to comply fully with paragraph 16 of SFAS 13. Specifically state the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. It appears your sales outlets are leased for initial periods ranging from 5-10 years, as indicated in the Overview section of your Summary at page 2. In your disclosures at page F-38, it is unclear to us if the Group is obligated only for 3 months of each lease upon cancellation. Also, clarify your footnote to explain the '3 months rent payment default rule'.

Note 18. Business Segment Geographic Area Information, page F-39

55.   Please revise your segment footnote to include all required disclosures described in paragraphs 25-31 of SFAS 131. For example, we note that you do not disclose total assets by segment.

56.   We note your Wholesale segment operates with third-party departments and other foreign stores. Please tell us whether any of the sales of the Wholesale segment are with stores owned by Mr. Kranik. If so, provide the related party disclosures set forth by SFAS 57.

Part II

Undertakings, page II-4

57.   Please revise this section so that the undertakings you include are similar to the undertakings in Item 512 of Regulation S-K. For instance, you state: "The undersigned registrant hereby undertakes to: File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to . . ." Based on your disclosure throughout the prospectus, you will not be offering and selling securities. But the exact language in Item 512(a)(1) appears to cover the transaction you are registering.

58.   Please include the undertakings required by Item 512(h) of Regulation S-K, or advise.

59.   Please file as an exhibit the Call Agreement referenced in Exhibit 10.13, or advise.

Signatures

60.   Please have your controller or principal accounting officer sign the registration statement. See Instruction 1 to Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Joseph R. Tiano, Esq.
        Fax: (202) 508-4321